Exhibit 99.1

Golden Star Reports Fourth Quarter and Full Year 2018 Results

TORONTO, Feb. 19, 2019 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce its financial and operational results for the fourth quarter and full year ("FY") ended December 31, 2018. All references to "$" or "dollars" in this press release are to United States currency unless stated otherwise.

HIGHLIGHTS:

FY 2018

  Strategic investment by La Mancha Holdings S.à r.l. ("La Mancha") of $125.7 million transformed the balance sheet
  Consolidated cash balance of $96.5 million as at December 31, 2018
  Commercial production achieved at the Prestea Underground Gold Mine ("Prestea Underground") on February 1, 2018
  224,784 ounces of consolidated gold production for FY 2018 (16% decrease compared to FY 2017)
    Wassa Complex ("Wassa"): 149,697 ounces
    Prestea Complex ("Prestea"): 75,087 ounces
  Consolidated cash operating cost per ounce¹ of $847 (11% increase compared to FY 2017)
  All-in sustaining cost ("AISC") per ounce¹ of $1,107 (17% increase compared to FY 2017)
  Net loss attributable to Golden Star shareholders of $18.1 million ($0.21 loss per share) in FY 2018 compared to a net income attributable to Golden Star shareholders of $38.8 million ($0.52 income per share) in FY 2017
  Mine operating margin of $15.3 million in FY 2018 compared to $57.2 million in FY 2017 due to a decrease in production at Prestea, only partially offset by an increase in production at Wassa Underground
  Consolidated capital expenditure of $46.8 million in FY 2018, with 56% related to Wassa Underground development and equipment purchases and 18% related to Wassa exploration

Fourth Quarter of 2018

  Common share consolidation approved and completed at a ratio of 5:1
  Right-sizing of Prestea Underground operations completed
  Consolidated gold production of 48,846 ounces was achieved in the fourth quarter of 2018
  Cash operating cost per ounce¹ in the fourth quarter of $905
  AISC per ounce¹ in the fourth quarter of $1,218
Notes:
1. See "Non-GAAP Financial Measures".

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"2018 was considered a year of transition for Golden Star while we began to cease open pit mining and worked towards being an underground only producer. At Prestea we faced some operational challenges that we believe we have now overcome with the rightsizing of the mine having been completed by year end.

Since the start of 2019, Prestea and Wassa have been exceeding their historic tonnage profiles with Wassa running close to 4,000 tonnes per day ("tpd") and Prestea reaching an average of 550 tpd this month. With the infrastructure upgrades being made this year at Wassa, and the continuous positive conversion that we have been seeing, we believe we are on our way to defining Wassa as a world class asset.

I am also encouraged by the results from the Father Brown Complex - released earlier today in a separate news release. This year, we are establishing Golden Star as a leading underground mining company in West Africa, with a defined path to becoming an intermediate gold producer over the next five years."

Fourth Quarter and Full Year 2018 Conference Call Details

The Company will conduct a conference call and webcast to discuss these results tomorrow, Wednesday February 20, 2019 at 10:00 am ET.

Toll Free (North America): +1 833 231-8263
Toronto Local and International: +1 647 689-4108
Conference ID: 9195833
Webcast: https://event.on24.com/wcc/r/1898520/1C843E8C2FDA22FA180D84AAF37B235F  and on the home page of the Company's website: www.gsr.com.

A recording and webcast replay of the call will be available on the Company's website: www.gsr.com following the call.

SUMMARY OF CONSOLIDATED OPERATIONAL AND FINANCIAL RESULTS

		Three Months Ended December 31,		Years Ended December 31,
OPERATING SUMMARY		2018	2017	2018	2017
Wassa Main Pit gold sold	oz	1,460	20,775	12,307	75,644
Wassa Underground gold sold	oz	35,711	20,852	137,261	61,498
Prestea Open Pit gold sold	oz	4,578	24,536	37,947	121,619
Prestea Underground gold sold	oz	6,652	5,045	37,464	8,574
Total gold sold	oz	48,401	71,208	224,979	267,335
Total gold produced	oz	48,846	71,769	224,784	267,565
Average realized gold price[1]	$/oz	1,185	1,237	1,225	1,219

Cost of sales per ounce – Consolidated[2]	$/oz	1,351	1,111	1,156	998
Cost of sales per ounce – Wassa[2]	$/oz	836	1,096	898	1,153
Cost of sales per ounce – Prestea[2]	$/oz	3,054	1,137	1,681	823
Cash operating cost per ounce – Consolidated[2]	$/oz	905	812	847	763
Cash operating cost per ounce – Wassa[2]	$/oz	614	775	629	880
Cash operating cost per ounce – Prestea[2]	$/oz	1,867	875	1,292	632
All-in sustaining cost per ounce – Consolidated[2]	$/oz	1,218	1,002	1,107	944

FINANCIAL SUMMARY
Gold revenues	$'000	57,339	81,845	273,017	315,497
Cost of sales excluding depreciation and amortization	$'000	57,565	66,401	223,729	226,482
Depreciation and amortization	$'000	7,824	7,095	33,939	31,792
Mine operating (loss)/margin	$'000	(8,050)	8,349	15,349	57,223
General and administrative expense	$'000	2,244	7,881	16,428	25,090
(Gain)/loss on fair value of financial instruments, net	$'000	(3,274)	1,902	(6,786)	(2,057)
Net (loss)/income attributable to Golden Star shareholders	$'000	(9,318)	12,601	(18,123)	38,771
Adjusted net (loss)/income attributable to Golden Star shareholders[2]	$'000	(5,211)	10,701	(1,916)	41,642
(Loss)/income per share attributable to Golden Star shareholders - basic	$/share	(0.09)	0.17	(0.21)	0.52
(Loss)/income per share attributable to Golden Star shareholders – diluted	$/share	(0.09)	0.16	(0.21)	0.48
Adjusted (loss)/income per share attributable to Golden Star shareholders – basic[2]	$/share	(0.05)	0.14	(0.02)	0.56
Cash (used)/provided by operations	$'000	(24,676)	10,939	(7,555)	55,176
Cash (used)/provided by operations before working capital changes[2]	$'000	(9,416)	6,760	9,617	62,624
Cash (used)/provided by operations per share - basic	$/share	(0.23)	0.14	(0.09)	0.74
Cash (used)/provided by operations before working capital changes per share – basic	$/share	(0.09)	0.09	0.11	0.84
Capital expenditures	$'000	15,280	16,751	46,834	69,638

Notes:
1. Average realized gold price per ounce excludes pre-commercial production ounces sold at Prestea Underground in 2018 and 2017.
2. See "Non-GAAP Financial Measures".

OPERATIONAL PERFORMANCE

FY 2018

Golden Star produced 224,784 ounces of gold in 2018 on a consolidated basis, a 16% decrease from FY 2017. In terms of consolidated cash operating cost per ounce¹ and AISC per ounce¹, both results ($847 and $1,107, respectively) were above the top end of the guidance ranges. These results also represent an 11% increase in cash operating cost per ounce¹ and a 17% increase in AISC per ounce¹ compared to FY 2017. Additionally, Golden Star's consolidated cost of sales per ounce¹ was $1,156.

In 2019, the Company is focused on developing its high-grade, high-margin underground production profile.  At Wassa Underground, operational performance continues to exceed expectations and at the same time the resource base has continued to grow, showing it is well on this path. Prestea faced a number of challenges during 2018, however with the actions taken in the last quarter of 2018, it is now well positioned to ramp-up to the targeted run rate of 650 tonnes per day ("tpd") over the coming months.

Accordingly, 2019 guidance is as follows:

  Gold production of 220,000-240,000 ounces
  Cash operating cost per ounce1 of $620-$680
  AISC per ounce1 of $875-$955
  Capital expenditures of $61.7 million

From a development perspective, Golden Star continued to advance both of its underground mines, ramping up production during the course of 2018.  Golden Star outperformed its planned mining rate of 2,800 tpd at Wassa Underground by 4% in FY 2018, achieving 2,900 tpd on average and has continued to see the mining rate ramp up steadily towards 4,000 tpd with an average mining rate of 3,400 tpd in the fourth quarter of 2018.  At Prestea Underground, commercial production was achieved on February 1, 2018.

FOURTH QUARTER 2018

In the fourth quarter of 2018 consolidated production was 48,846 ounces of gold, representing a 32% decrease compared to the same period in 2017.  Golden Star's consolidated cash operating cost per ounce1 increased by 11% to $905 in the fourth quarter of 2018 compared to the same period in 2018 and its AISC per ounce1 increased by 22% to $1,218.  The consolidated cost of sales per ounce1 was $1,351.

Notes
1. See "Non-GAAP Financial Measures".

Wassa Complex

		Three Months Ended December 31,		Years Ended December 31,
		2018	2017	2018	2017
WASSA FINANCIAL RESULTS
Revenue	$'000	44,109	51,628	183,078	167,376

Mine operating expenses	$'000	22,044	31,012	86,916	115,625
Severance charges	$'000	—	5,217	4,970	6,316
Royalties	$'000	2,316	2,682	9,508	8,652
Operating costs from metals inventory	$'000	789	1,253	7,184	5,080
Inventory net realizable value adjustment	$'000	349	—	3,684	2,410
Cost of sales excluding depreciation and amortization	$'000	25,498	40,164	112,262	138,083
Depreciation and amortization	$'000	5,593	5,440	22,066	20,052
Mine operating margin	$'000	13,018	6,024	48,750	9,241

Capital expenditures	$'000	13,898	8,470	35,420	21,583

WASSA OPERATING RESULTS
Ore mined – Main Pit	t	—	520,482	54,281	1,601,004
Ore mined – Underground	t	309,504	171,907	1,075,218	681,141
Ore mined – Total	t	309,504	692,389	1,129,499	2,282,145
Waste mined – Main Pit	t	—	1,043,854	72,538	6,037,366
Waste mined – Underground	t	89,288	60,054	309,265	199,550
Waste mined – Total	t	89,288	1,103,908	381,803	6,236,916
Ore processed – Main Pit	t	92,211	476,828	525,666	1,925,587
Ore processed – Underground	t	309,504	179,186	1,075,218	691,255
Ore processed – Total	t	401,715	656,014	1,600,884	2,616,842
Grade processed – Main Pit	g/t	0.66	1.38	0.76	1.27
Grade processed – Underground	g/t	3.80	4.04	4.18	3.03
Recovery	%	95.4	94.4	95.7	94.6
Gold produced – Main Pit	oz	1,851	21,149	12,436	75,736
Gold produced – Underground	oz	35,711	20,852	137,261	61,498
Gold produced – Total	oz	37,562	42,001	149,697	137,234
Gold sold – Main Pit	oz	1,460	20,775	12,307	75,644
Gold sold – Underground	oz	35,711	20,852	137,261	61,498
Gold sold – Total	oz	37,171	41,627	149,568	137,142

Cost of sales per ounce	$/oz	836	1,096	898	1,153
Cash operating cost per ounce[1]	$/oz	614	775	629	880

Notes
1. See "Non-GAAP Financial Measures".

Wassa Operational Overview

Gold production from the Wassa Complex increased by 9% in FY 2018 to 149,697 ounces compared to FY 2017 due to increased production at Wassa Underground, as its grade, recovery and tonnes mined improved.  Wassa Underground produced 137,261 ounces in FY 2018, which represents 92% of Wassa's total production for the year.  This compares to Wassa Underground production of 61,498 ounces in FY 2017, when Wassa Underground's production represented 45% of the Wassa Complex's total gold production.  As of February 1, 2018, Wassa became an underground-only mining operation, however, open pit stockpiled ore continued to be processed throughout the year.  Gold production from the Wassa Complex in the fourth quarter of 2018 was 37,562 ounces, a decrease of 11% compared to the same period in 2017.  This included 35,711 ounces from Wassa Underground (95% of total production).

Gold production from Wassa Main Pit was 12,436 ounces in FY 2018 and 1,851 ounces in the fourth quarter of 2018. This decrease in production is a result of the planned transition into an underground-only mining operation initiated at the end of FY 2017.  Wassa now operates as an underground-only mining operation and completed right-sizing activities in early 2018.

Mining rates at Wassa Underground continued to be strong in the fourth quarter of 2018 at approximately 3,400 tpd, which represents a 21% outperformance compared to the planned mining rate for 2018 of 2,800 tpd. The average mining rate for FY 2018 was 2,900 tpd.  The head grade of Wassa Underground ore being delivered to the processing plant increased by 38% compared to FY 2017, to 4.18 grams per tonne ("g/t") of gold ("Au") in FY 2018 as a result of mining operations focusing solely on the B-Shoot zone where larger stopes and higher grade areas were accessed.

The average targeted mining rate for Wassa Underground in 2019 is 3,500 tpd, moving towards a target of 4,000 tpd in 2020.

Wassa's cash operating cost per ounce¹ decreased 29% in FY 2018 to $629 compared to FY 2017 as a result of a decrease in mine operating expenses and an increase in gold sold related to increased production from Wassa Underground. Wassa's cash operating cost per ounce¹ in the fourth quarter of 2018 was $614, representing a decrease of 21% compared to the fourth quarter of 2017.  The cost of sales per ounce¹ for Wassa was $898 in FY 2018 and $836 in the fourth quarter of 2018.

Capital expenditures for FY 2018 increased by 64% compared to FY 2017 due mainly to an increase in capital expenditure related to increasing the mining rate at Wassa Underground and exploration activities focused on step-out and inferred to indicated mineral resource conversion drilling. In total, $26.0 million related to Wassa Underground, $8.3 million related to exploration and the remainder related to improvement of the tailings storage facility and the processing plant.  During the fourth quarter of 2018, capital expenditures totaled $13.9 million, which included $8.8 million related to Wassa Underground and $4.5 million related to exploration drilling.

Notes
1. See "Non-GAAP Financial Measures".

Prestea Complex

		Three Months Ended December 31,		Years Ended December 31,
		2018	2017	2018	2017
PRESTEA FINANCIAL RESULTS
Revenue	$'000	13,230	30,217	89,939	148,121

Mine operating expenses	$'000	20,982	21,952	89,112	81,753
Severance charges	$'000	9,882	2,833	9,888	2,916
Royalties	$'000	693	1,938	4,794	8,643
Operating costs (to)/from metals inventory	$'000	(11)	(486)	5,702	(4,913)
Inventory net realizable value adjustment and write-off	$'000	521	—	1,971	—
Cost of sales excluding depreciation and amortization	$'000	32,067	26,237	111,467	88,399
Depreciation and amortization	$'000	2,231	1,655	11,873	11,740
Mine operating (loss)/margin	$'000	(21,068)	2,325	(33,401)	47,982

Capital expenditures	$'000	1,382	8,281	11,414	48,055

PRESTEA OPERATING RESULTS
Ore mined – Open Pits	t	32,275	300,247	374,218	1,462,607
Ore mined – Underground	t	29,654	19,458	128,048	31,740
Ore mined – Total	t	61,929	319,705	502,266	1,494,347
Waste mined – Open Pits	t	89,638	912,509	921,054	3,496,148
Waste mined – Underground	t	3,008	6,254	7,403	26,303
Waste mined – Total	t	92,646	918,763	928,457	3,522,451
Ore processed – Open Pits	t	185,014	442,333	1,179,414	1,587,482
Ore processed – Underground	t	24,168	22,846	122,562	45,497
Ore processed – Total	t	209,182	465,179	1,301,976	1,632,979
Grade processed – Open Pits	g/t	1.01	2.39	1.20	2.85
Grade processed – Underground	g/t	8.56	8.41	10.12	6.96
Recovery	%	84.9	82.6	86.8	86.4
Gold produced – Open Pits	oz	4,632	24,723	37,623	121,757
Gold produced – Underground	oz	6,652	5,045	37,464	8,574
Gold produced – Total	oz	11,284	29,768	75,087	130,331
Gold sold – Open Pits	oz	4,578	24,536	37,947	121,619
Gold sold – Underground	oz	6,652	5,045	37,464	8,574
Gold sold – Total	oz	11,230	29,581	75,411	130,193

Cost of sales per ounce	$/oz	3,054	1,137	1,681	823
Cash operating cost per ounce[1]	$/oz	1,867	875	1,292	632

Notes
1. See "Non-GAAP Financial Measures".

Prestea Operational Overview

Gold production from the Prestea Complex was 75,087 ounces for the year ended December 31, 2018, a 42% decrease from the 130,331 ounces produced in 2017.  This decrease in production was due primarily to the planned reduction from the Prestea Open Pits and the slower than expected ramp up at Prestea Underground.

The Prestea Open Pits produced 37,623 ounces for the year ended December 31, 2018, compared to 121,757 ounces in 2017.  This decrease in production was planned, as the Prestea Open Pits were expected to complete gold production at the end of 2017.  Mining of the Prestea Open Pits continued throughout 2018 with additional ore being sourced from the pits close to Prestea and is expected to continue into the first quarter of 2019.

Prestea Underground declared commercial production on February 1, 2018 and produced 37,464 ounces for the year ended December 31, 2018, compared to 8,574 ounces in 2017.  Grade, recovery and production improved in 2018 compared to 2017.  In the fourth quarter of 2018, the Company concluded the business right-sizing of Prestea Underground's operations by reducing the workforce and establishing a lower operating cost base.  In addition, the processing plant was converted to a low tonnage, high grade configuration allowing it to efficiently treat underground ore production. At the end of 2018, improvements were being recorded in Prestea Underground's lead production indicators. Improvements in raise development, longhole drilling and blasting productivities are expected to continue to bring the production rate up to the 650 tpd target in 2019.

The Prestea Complex's cash operating cost per ounce¹ increased 104% in FY 2018 to $1,292 compared to the same period in 2017.  The increase in cash operating cost per ounce¹ was primarily due to the increase in inventory costs and mine operating expenses in the period, as well as the decrease in ounces sold for the year ended December 31, 2018 compared to 2017.  During the fourth quarter of 2018, the Prestea Complex delivered a cash operating cost per ounce¹ of $1,867.  The cost of sales per ounce¹ at Prestea in FY 2018 was $1,681 and in the fourth quarter of 2018 was $3,054.

Total capital expenditures for FY 2018 at Prestea decreased by 76% and totaled $11.4 million compared to FY 2017 due mainly to a $27.7 million decrease in development expenditures and a $4.7 million decrease in capitalized borrowing costs relating to Prestea Underground which achieved commercial production on February 1, 2018.  In addition, there was a decrease in capital expenditures related to the Prestea Open Pits and the Mampon deposit, as some of these deposits ceased production by the end of 2017.  Total capital expenditures for the fourth quarter of 2018 were $1.4 million, with $0.9 million relating to Prestea Underground.

Notes
1. See "Non-GAAP Financial Measures".

EXPLORATION

Fourth Quarter of 2018 Exploration Update

At the end of the fourth quarter of 2018, seven drill rigs were employed at Wassa with the objective of further testing the extensions of the Wassa Underground gold mineralization to the south as well as converting the Inferred Mineral Resources to Indicated Mineral Resources. Five holes were completed during the fourth quarter totaling approximately 4,800 metres, the results of which were released on December 17, 2018.  Golden Star expects to release further drilling results and an updated Mineral Resource Estimate in the first quarter of 2019.

Drilling of the West Reef from 24 Level at Prestea Underground continued during the fourth quarter of 2018, with one drill rig completing eight holes for a total of 1,744 metres.  The drilling focused on continuing to in-fill the existing Indicated Mineral Resources and testing Inferred Mineral Resources between the 21 and 27 Levels. The 262 drill chamber on 24 level was completed in the fourth quarter of 2018, which will enable a second underground drill rig to be mobilized to the mine to test the down plunge extension of West Reef. This drilling commenced in February 2019.

On February 19, 2019, the Company announced an updated Mineral Resource estimate at Father Brown, consisting of the Father Brown Zone and Adoikrom Zone. Inferred Mineral Resources have increased 93% from 246,000 ounces at year-end 2017, to 474,743 ounces at an average grade of 6.7 grams per tonne ("g/t") of gold ("Au"). The updated Indicated and Inferred Mineral Resource estimate includes results of 18 holes totaling 8.873 metres of drilling. In 2019, a drilling budget of $1.5 million will be allocated to inferred expansion drilling of 9,000 metres. Further drilling will be assessed to expand the Inferred Mineral Resources and drill off the Inferred Mineral Resources to seek to upgrade them to the Indicated Mineral Resource category.

FINANCIAL PERFORMANCE

Capital Expenditures

Golden Star incurred capital expenditures totaling $46.8 million in FY 2018, a decrease of 33% or $22.8 million compared to FY 2017 as a result of Prestea Underground achieving commercial production on February 1, 2018.  During the fourth quarter of 2018, capital expenditures were $15.3 million, a decrease of 9% compared to the fourth quarter of 2017.

FY 2018 Capital Expenditures Breakdown (in millions)

Item	Sustaining	Development	Total
Wassa Exploration Drilling	-	8.3	8.3
Wassa Main Pit and Processing Plant	0.6	-	0.6
Wassa Tailings Expansion	-	0.5	0.5
Wassa Underground	15.4	3.0	18.4
Wassa Equipment Purchases	3.4	4.2	7.6
Wassa Subtotal	19.4	16.0	35.4
Prestea Exploration Drilling	-	1.9	1.9
Prestea Open Pits/Mampon Development	1.5	0.8	2.3
Prestea Underground	1.3	5.9	7.2
Prestea Subtotal	2.8	8.6	11.4
Consolidated	22.2	24.6	46.8

Fourth Quarter 2018 Capital Expenditures Breakdown (in millions)1

Item	Sustaining	Development	Total
Wassa Exploration Drilling	-	4.5	4.5
Wassa Main Pit and Processing Plant	0.4	-	0.4
Wassa Tailings Expansion	-	0.2	0.2
Wassa Underground	4.0	2.2	6.2
Wassa Equipment Purchases	2.3	0.3	2.6
Wassa Subtotal	6.7	7.2	13.9
Prestea Exploration Drilling	-	0.4	0.4
Prestea Open Pits	0.1	-	0.1
Prestea Underground	0.6	0.3	0.9
Prestea Subtotal	0.7	0.7	1.4
Consolidated	7.4	7.9	15.3

Other Financial Highlights

Gold revenues for FY 2018 totaled $273.0 million, a 13% decrease compared to $315.5 million in the same period in 2017 due mainly to a 14% decrease in gold sold, offset partially by a 1% increase in average realized gold price. Gold revenue totaled $57.3 million in the fourth quarter of 2018, compared to $81.8 million in the same period in 2017. Gold revenue for the fourth quarter of 2018 was $24.5 million or 30% lower than the same period in 2017, as a result of a decrease in gold revenue generated from Wassa and Prestea. Compared with the same period in 2017, gold revenue generated from Prestea decreased by 56% during the fourth quarter of 2018 resulting from the planned decrease in production from the Prestea Open Pits and the slower than expected ramp up of production at Prestea Underground. Gold revenue generated from Wassa decreased by 15% as a result of Wassa fully transitioning into an underground-only mining operation. During the fourth quarter of 2018, gold revenue from Wassa Underground accounted for 96% of total gold revenue of Wassa compared to 50% in the same period in 2017. The consolidated average realized gold price was $1,185 per ounce in the fourth quarter of 2018, compared to $1,237 per ounce for the same period in 2017.

Cost of sales excluding depreciation and amortization in the fourth quarter of 2018 totaled $57.6 million compared to $66.4 million in the same period in 2017. Cost of sales excluding depreciation and amortization in the fourth quarter of 2018 decreased 13% compared to the same period in 2017 due mainly to a decrease in mine operating expense resulting from Wassa fully transitioning into an underground-only mining operation and a decrease in royalties due to lower gold sold at Wassa and Prestea. This was offset partially by an increase in severance, related to the Prestea improvement plan implemented during the fourth quarter, which included right-sizing the workforce at Prestea and optimizing the management and supervisory structure. For the year ended December 31, 2018, cost of sales excluding depreciation and amortization was $223.7 million, a 1% decrease compared to $226.5 million in the same period in 2017. The decrease was largely due to a 19% decrease in cost of sales excluding depreciation and amortization at Wassa, primarily related to a decrease in mine operating expenses resulting from fully transitioning to an underground-only mining operation at the end of January 2018. This decrease was offset by a 26% increase in cost of sales excluding depreciation and amortization at Prestea, related to the continued drawdown of ore stockpiles, an increase in mine operating expenses related to Prestea Underground costs no longer being capitalized as commercial production was achieved on February 1, 2018 and a $7.0 million increase in severance related to the Prestea improvement plan implemented in the fourth quarter of 2018.

Depreciation and amortization expense totaled $7.8 million in the fourth quarter of 2018 compared to $7.1 million in the same period in 2017. The increase in depreciation and amortization expense in the fourth quarter of 2018 was due to an increase in depreciation at both Wassa and Prestea. Wassa depreciation increased mainly due to an increase in gold production and mining interests, while Prestea depreciation increased due to the commencement of depreciation of Prestea Underground assets as commercial production was achieved on February 1, 2018. For the year ended December 31, 2018 depreciation and amortization expense totaled $33.9 million, 7% higher than $31.8 million in the same period in 2017 mainly due to an increase in gold production and mining interests at Wassa.

General and administrative expense totaled $2.2 million in the fourth quarter of 2018, compared to $7.9 million in the same period in 2017. The decrease in general and administrative expense for the fourth quarter of 2018 was due primarily to a $6.5 million decrease in share-based compensation expense compared to the same period in 2017. For the year ended December 31, 2018, general and administrative expense totaled $16.4 million compared to $25.1 million in the same period of 2017. The decrease relates primarily to an $11.3 million decrease in share-based compensation expense compared to the same period in 2017. General and administrative expense, excluding share-based compensation, totaled $4.1 million and $15.6 million in the three months and year ended December 31, 2018, compared to $2.8 million and $12.5 million in the same period in 2017. The increase in both periods relates primarily to an increase in salaries and benefits.

Golden Star recorded a gain of $3.3 million on fair value of financial instruments in the fourth quarter of 2018 compared to a $1.9 million loss in the same period in 2017. The $3.3 million fair value gain in the fourth quarter of 2018 relates to a non-cash revaluation gain on the embedded derivative liability of the 7% Convertible Debentures. The $1.9 million fair value loss recognized in the fourth quarter of 2017 was related to a non-cash revaluation loss on the embedded derivative liability of the 7% Convertible Debentures.  For the year ended December 31, 2018 and 2017, the Company recorded a $6.8 million and $2.1 million gain on fair value of financial instruments, respectively.

Net loss attributable to Golden Star shareholders for the fourth quarter of 2018 totaled $9.3 million or $0.09 loss per share, compared to net income of $12.6 million or $0.17 income per share (basic) in the same period in 2017. The net loss and loss per share attributable to Golden Star shareholders in the fourth quarter of 2018 compared to the net income and income per share (basic) in the same period of 2017 was mainly due to a decrease of $16.4 million in mine operating margin, a $14.5 million decrease in income tax recovery, a $2.7 million increase in finance expense and a $2.4 million decrease in other income, partially offset by a $5.6 million decrease in general and administrative expenses and a $5.2 million increase in the gain on fair value of financial instruments. For the year ended December 31, 2018, net loss attributable to Golden Star shareholders totaled $18.1 million or $0.21 loss per share, compared to a net income of $38.8 million or $0.52 income per share (basic) in the same period in 2017. The net loss and loss per share attributable to Golden Star shareholders for the year ended December 31, 2018 compared to the net income and income per share (basic) in the same period in 2017 was mainly due to a decrease of $41.9 million in mine operating margin, $25.3 million increase in deferred income tax expense, and a $9.6 million increase in finance expense, partially offset by a $8.7 million decrease in general and administrative expenses and a $4.7 million increase in the gain on fair value of financial instruments.

Cash used by operations before working capital changes¹ was $9.4 million for the fourth quarter of 2018, compared to $6.8 million of cash provided by operations before working capital changes in the same period in 2017. The decrease in cash provided by operations before working capital changes was due primarily to a decrease in consolidated mine operating margin related to Prestea and an increase in consolidated general and administrative (excluding share based compensation), exploration, reclamation and interest payments. For the year ended December 31, 2018, cash provided by operations before working capital changes was $9.6 million compared to $62.6 million in the same period in 2017. The decrease was primarily due to a decrease in consolidated mine operating margin related to Prestea and a $10.0 million decrease in advance payments from RGLD AG, as the full $145.0 million in advance payments under the gold purchase and sale agreement with RGLD AG were received by the end of January 2017.

For further information about Golden Star's operational and financial performance, please visit the Financial and Operational database at: http://apps.indigotools.com/IR/IAC/?Ticker=GSC&Exchange=TSX  The data relating to the FY and fourth quarter of 2018 will be available 24 hours after release at the latest.

Notes
1. See "Non-GAAP Financial Measures".

OTHER CORPORATE DEVELOPMENTS DURING FY 2018

Strategic Investment by way of Private Placement

On October 1, 2018, the Company closed a $125.7 million strategic investment by La Mancha Holding S.à r.l. ("La Mancha"), a Luxembourg-incorporated private gold investment company, through a private placement of common shares.  Following receipt of the funds, La Mancha was issued 163,210,500 Golden Star common shares (32,642,100 post-share consolidation), representing approximately 30% of the outstanding share capital (on a non-diluted basis) after giving effect to La Mancha's investment.  Pursuant to the transaction, La Mancha has customary anti-dilution and demand registration rights and is subject to a two-year equity lock-up, as well as to certain customary standstill provisions.  In addition, two new directors were appointed to the Company's Board of Directors pursuant to La Mancha's right to appoint up to three nominees.  Andrew Wray, Chief Executive Officer of La Mancha, and Graham Crew, La Mancha's second nominee, joined the Board of Directors effective October 1, 2018.

The table below provides a breakdown of the expected use of proceeds from La Mancha's $125.7 million strategic investment (net cash of $124.8 million).  Golden Star has presented the use of proceeds as a series of ranges as the size of the exploration budget is dependent on the success of the exploration program at each asset and this will impact the size of the development and expansion budget and the budget for general corporate purposes.  Golden Star has begun to use the proceeds from La Mancha's strategic investment on its organic projects in the fourth quarter of 2018 and expects to continue to do so until the end of 2020, however, use of any proceeds for any external growth opportunities will be assessed on a case-by-case basis as they arise.

(Stated in millions of U.S dollars)	Range
Exploration	$20.0	$35.0
Development and expansion	30.0	75.0
General corporate purposes	75.0	15.0
Total (Net Cash)	$125.0	$125.0

Share Consolidation

On October 30, 2018, Golden Star consolidated its issued and outstanding common shares on the basis of one post-consolidation common share for every five pre-consolidation common shares (the "Consolidation").  Prior to the La Mancha transaction, there were 380.8 million Golden Star common shares issued and outstanding.  After the completion of the transaction, there were 544.0 million common shares issued and outstanding, and post-Consolidation this number was approximately 108.8 million common shares issued and outstanding.

Ecobank IV Loan and Royal Gold Loan Repayment

On June 28, 2018, Golden Star (Wassa) Limited, a subsidiary of Golden Star, closed a $20.0 million secured loan facility (the "Facility") with Ecobank Ghana Limited. The Company used the Facility to repay in full its existing $20.0 million medium term loan facility with Royal Gold, Inc. that would have been due in full on May 5, 2019 and which required a cash flow sweep.  There are no prepayment penalties associated with the Facility.  The Facility is repayable within 60 months of initial drawdown.  Interest on amounts drawn under the Facility is payable monthly in arrears at an interest rate equal to three month LIBOR plus a spread of 7.5% per annum. During the year ended December 31, 2018, the Company made principal payments totaling $2.0 million resulting in a remaining principal balance of $18.0 million ($17.7 million net of transaction fees) at December 31, 2018.

Ecobank III Loan Drawdown

On January 24, 2018, the remaining $15.0 million available under the Ecobank III loan facility was drawn.  The balance of the Ecobank III loan subsequent to the drawdown was $25.0 million with the full amount available under the facility now drawn.  During the year ended December 31, 2018, the Company made principal payments totaling $4.7 million resulting in a remaining principal balance of $20.3 million ($19.9 million net of transaction fees) at December 31, 2018.

Commercial production achieved at Prestea Underground

On February 1, 2018, commercial production was achieved at the Company's Prestea Underground Mine in Ghana.  Exploration drilling is underway at the mine with the objective of increasing the annual production rate and extending the mine life.  Gold production is anticipated to ramp up during 2019 to name plate production rate of 650 tpd.

Corporate Responsibility

Golden Star has reached beyond expectations of corporate environmental and social initiatives at its operations and in 2018 was recognized with the prestigious Prospectors and Developers Association of Canada ("PDAC") award for Environmental and Social Responsibility.  The PDAC Board recognized Golden Star as a global leader in corporate responsibility. The Company's far-reaching sustainability efforts continued through the year with programs to enhance workplace safety culture, deliver new multi-stakeholder partnerships and demonstrate high-value post-mining land uses, through reclamation of former tailings storage facilities into commercial-scale oil palm plantations.

At the Ghana Mining Industry Awards, Golden Star was recognized once again and won the Corporate Social Investment Project of the Year for the second year in succession for the land-mark social enterprise initiative – the "Golden Star Oil Palm Plantation" of "GSOPP". Efforts in retaining the value of the Company's operations for its host communities were also recognized, with Golden Star awarded as first-runner up in the Local Content category. Additionally, the local community company supported an establishment by Golden Star known as "LOCOMs" or "Local Companies in Mining Services Company" and was also recognized in the Mine Supply and Services category – further evidence of sustainability.

OUTLOOK

The following tables set out Golden Star's full year 2019 guidance in terms of gold production, cash operating cost per ounce1, AISC per ounce1, and capital expenditures.

Gold Production and Operating Cost Guidance

Asset	Gold Production (ounces)	Cash Operating Cost[1] ($/ounce)	AISC[1] ($/ounce)
Wassa	170,000-180,000	560-600	-
Prestea	50,000-60,000	840-1,000	-
Consolidated	220,000-240,000	620-680	875-955

Capital Expenditures Guidance

Asset	Sustaining Capital ($ millions)	Development Capital ($ millions)	Total Capital Expenditures ($ millions)
Wassa	20.7	18.1	38.8
Prestea	9.5	-	9.5
Exploration	-	13.4	13.4
Consolidated	30.2	31.5	61.7

Notes to tables:
1. See "Non-GAAP Financial Measures".

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high-grade, low cost underground mines. Gold production guidance for 2019 is 220,000-240,000 ounces at a cash operating cost per ounce1 of $620-$680.  As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

Notes:
1. See "Non-GAAP Financial Measures".

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE (LOSS)/INCOME
(Stated in thousands of U.S. dollars except shares and per share data)

	For the Years Ended December 31,
	2018	2017

Revenue	$273,017	$315,497
Cost of sales excluding depreciation and amortization	223,729	226,482
Depreciation and amortization	33,939	31,792
Mine operating margin	15,349	57,223

Other expense/(income)
Exploration expense	2,959	1,871
General and administrative	16,428	25,090
Finance expense, net	18,072	8,485
Other income	(3,603)	(4,346)
Gain on fair value of financial instruments, net	(6,786)	(2,057)
Loss on conversion of 7% Convertible Debentures, net	—	165
(Loss)/income before tax	(11,721)	28,015
Deferred income tax expense/(recovery)	12,350	(12,944)

Net (loss)/income and comprehensive (loss)/income	$(24,071)	$40,959
Net (loss)/income attributable to non-controlling interest	(5,948)	2,188
Net (loss)/income attributable to Golden Star shareholders	$(18,123)	$38,771

Net (loss)/income per share attributable to Golden Star shareholders
Basic	$(0.21)	$0.52
Diluted	$(0.21)	$0.48
Weighted average shares outstanding - basic (millions)	84.3	74.7
Weighted average shares outstanding - diluted (millions)	84.3	88.2

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)

	As of December 31,
	2018	2017

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$96,507	$27,787
Accounts receivable	3,213	3,428
Inventories	35,196	50,653
Prepaids and other	5,291	5,014
Total Current Assets	140,207	86,882
RESTRICTED CASH	6,545	6,505
MINING INTERESTS	270,640	254,058
DEFFERED TAX ASSETS	595	12,944
Total Assets	$417,987	$360,389

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$78,484	$94,623
Current portion of rehabilitation provisions	7,665	6,566
Current portion of deferred revenue	14,316	17,894
Current portion of long term debt	27,482	15,864
Current portion of other liability	6,410	13,498
Total Current Liabilities	134,357	148,445
REHABILITATION PROVISIONS	58,560	64,146
DEFERRED REVENUE	105,632	92,062
LONG TERM DEBT	73,224	79,741
DERIVATIVE LIABILITY	4,177	10,963
OTHER LIABILITY	—	6,786
Total Liabilities	375,950	402,143

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	—	—
Common shares, without par value, unlimited shares authorized	908,035	783,167
CONTRIBUTED SURPLUS	37,258	35,284
DEFICIT	(831,283)	(794,180)

Shareholder's equity attributable to Golden Star Shareholders	114,010	24,271
NON-CONTROLLING INTEREST	(71,973)	(66,025)
Total Equity/(Deficit)	42,037	(41,754)
Total Liabilities and Shareholders' Equity	$417,987	$360,389

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)

	For the Years Ended December 31,
	2018	2017

OPERATING ACTIVITIES:
Net (loss)/income	$(24,071)	$40,959
Reconciliation of net (loss)/income to net cash (used in)/provided by operating activities:
Depreciation and amortization	33,975	31,823
Share-based compensation	1,278	12,554
Deferred income tax expense/(recovery)	12,350	(12,944)
Gain on fair value of 7% Convertible Debentures embedded derivatives	(6,786)	(2,095)
Recognition of deferred revenue	(13,738)	(14,156)
Proceeds from Royal Gold stream	—	10,000
Reclamation expenditures	(5,316)	(5,992)
Other	11,925	2,475
Changes in working capital	(17,172)	(7,448)
Net cash (used in)/provided by operating activities	(7,555)	55,176
INVESTING ACTIVITIES:
Additions to mining properties	(677)	(632)
Additions to plant and equipment	(95)	(649)
Additions to construction in progress	(44,163)	(67,591)
Change in accounts payable and deposits on mine equipment and material	(3,014)	1,103
Increase in restricted cash	(40)	(41)
Proceeds from asset disposal	38	—
Net cash used in investing activities	(47,951)	(67,810)
FINANCING ACTIVITIES:
Principal payments on debt	(15,607)	(2,198)
Proceeds from debt agreements	35,000	10,000
5% Convertible Debentures repayment	—	(13,611)
Royal Gold loan repayment	(20,000)	—
Shares issued, net	124,772	24,456
Exercise of options	61	10
Net cash provided by financing activities	124,226	18,657
Increase in cash and cash equivalents	68,720	6,023
Cash and cash equivalents, beginning of period	27,787	21,764
Cash and cash equivalents, end of period	$96,507	$27,787

Non-GAAP Financial Measures

In this press release, we use the terms "cash operating cost", "cash operating cost per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "adjusted net income attributable to Golden Star shareholders", "adjusted income per share attributable to Golden Star shareholders", "cash provided by operations before working capital changes", and "cash provided by operations before working capital changes per share – basic". These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. "Cost of sales per ounce" is equal to cost of sales excluding depreciation and amortization for the period plus depreciation and amortization for the period divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

"All-in sustaining costs" commences with cash operating costs and then adds the cash component of metals net realizable value adjustment, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses), and accretion of rehabilitation provision. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Share-based compensation expenses are also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability based awards. The Company has presented comparative figures to conform with the computation of all-in sustaining costs as currently calculated by the Company.

The Company believes that "all-in sustaining costs" will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine.

"Cash provided by operations before working capital changes" is calculated by subtracting the "changes in working capital" from "net cash provided by operating activities" as found in the statements of cash flows. "Cash provided by operations before working capital changes per share - basic" is "Cash provided by operations before working capital changes" divided by the basic weighted  average number of shares outstanding for the period.

"Adjusted net income attributable to Golden Star shareholders" is calculated by adjusting net income/(loss) attributable to Golden Star shareholders for (gain)/loss on fair value of financial instruments, share-based compensation expenses, loss on conversion of 7% Convertible Debentures, severance charges gain on reduction of asset retirement obligations, and income tax recovery on previously unrecognized deferred tax assets. "Adjusted income per share attributable to Golden Star shareholders" for the period is "Adjusted net income attributable to Golden Star shareholders" divided by the weighted average number of shares outstanding using the basic method of earnings per share.

Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease.  The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the full year ended December 31, 2017, which are available at www.sedar.com.

Cautionary note regarding forward-looking information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements in this press release include, but are not limited to, information or statements with respect to : the risk profile of the Company; the ability to achieve 2019 guidance in terms of gold production, cash operating costs per ounce, AISC per ounce, and capital expenditures; continued production of gold sourced from the pits close to Prestea into the first quarter of 2019; the Company's ability to achieve 3,500 tpd at Wassa in 2019 and 4,000 tpd at Wassa in 2020; the right-sizing of Prestea Underground; the Company's ability to achieve a targeted run rate at Prestea of 650 tpd in 2019; the release of further drilling results and an updated Mineral Resource Estimate for Wassa in the first quarter of 2019; the expected use of proceeds from La Mancha's $125.7 million strategic investment, including the continued use of the investment on Golden Star's organic projects until the end of 2020; and the belief that operational challenges at Prestea have been overcome.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

Technical Information and Quality Control

The technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a "Qualified Person" pursuant to National Instrument 43-101 ("NI 43-101"). Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy.

The technical contents of this press release have been reviewed and approved by Dr. Martin Raffield, P. Eng., a Qualified Person pursuant to NI 43-101.  Dr. Raffield is Senior Vice President of Project Development and Technical Services for Golden Star.

Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana" effective date December 31, 2014; and (ii) Prestea Underground - "NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015.

Cautionary Note to U.S. Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of the Securities and Exchange Commission (the "SEC") set forth in Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this news release or in the documents referenced herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

View original content:http://www.prnewswire.com/news-releases/golden-star-reports-fourth-quarter-and-full-year-2018-results-300798531.html

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/February2019/19/c7163.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Tania Shaw, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 23:52e 19-FEB-19